December 11, 2023

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Strategic Series (the “Trust”) — File No. 033-05186; 811-04651

Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on November 21, 2023, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 83 under the Securities Act of 1933, as amended, and Amendment No. 83 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on October 4, 2023, accession no. 0001193125-23-250617 (the “Amendment”). The Amendment relates to John Hancock Managed Account Shares Bond Completion Portfolio, a series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as given in the Amendment.

Prospectus Comments

Comment 1 — Please include “John Hancock” in the Class and Series Identifiers on Edgar.

Response to Comment 1 — The Trust confirms it will make the requested changes.

Comment 2 — Please include the exchange ticker symbol for each class of shares of the Fund on the front cover of the prospectus and the Statement of Additional Information (the “SAI”).

K&L GATES LLP

1 CONGRESS ST, SUITE 2900    BOSTON    MA 02111

T +1 617 261 3231 F +1 617 261 3175 klgates.com

Response to Comment 2 — The exchange ticker symbol of each class of shares of the Fund will be included on the front cover of the prospectus and the SAI when such class of shares is offered to the general public.

Comment 3 — The SEC Staff notes that there are certain bracketed or omitted items in the Amendment. Please finalize and complete any omitted information in the Fund’s final filing. Please also provide for the Staff’s review completed fee tables under “Fund summary – Fees and expenses” as part of this letter.

Response to Comment 3 — The Trust confirms it will make the requested changes and will finalize and include any omitted information in the final filing. Additionally, the fee tables for the Fund and the share class described in the Amendment are included in Appendix A to this letter.

Comment 4 — Under “Fund Summary – Fees and Expenses” in the “Annual Fund Operating Expenses” table, with respect to Footnote 2, if applicable, please disclose whether the investment adviser has the ability to recoup amounts waived or reimbursed under the contractual expense limitation arrangement. If so, please disclose the conditions under which recoupment may take place.

Response to Comment 4 — Supplementally, the Trust confirms that waived or reimbursed expenses are not subject to recoupment by the adviser. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 5 — Regarding the disclosure under “Fund summary – Expense example,” please include a footnote similar to Footnote 2 to the “Fees and expenses table” describing the fee structure applicable to participants in the separately managed account shares program.

Response to Comment 5 — The Trust believes that the Expense example complies with the requirements set forth in Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 6 — Under “Fund summary – Principal investment strategies,” the Trust states that “the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in investment-grade bonds (securities rated from AAA to BBB-).” Please include disclosure regarding which rating agency ratings are being used.

Response to Comment 6 — The Trust confirms it will make the requested changes.

Comment 7 — The disclosure under “Fund Summary – Principal investment strategies” states that the Fund may invest in corporate bonds. Therefore, if applicable, please add risk disclosure regarding corporate bonds.

Response to Comment 7 — The Trust will consider making changes in response to this comment in the first routine annual update of the Fund’s prospectus. Supplementally, the Trust notes that the “Fund details—Principal risks of investing—Liquidity risk” section of the Fund prospectus includes a discussion of corporate bond risks and that fixed-income investment risks are discussed in a number of places in the Fund’s prospectus.

Comment 8 — Under “Fund summary – Principal investment strategies,” the disclosure sates that “The fund may, but currently does not intend to, invest in or use derivatives, such as currency forwards, for hedging purposes in a manner consistent with the investment objective of the fund.” Please review the Fund’s derivatives disclosure in light of its principal investment strategies and principal risk disclosure to ensure the disclosure is not generic and fully describes how the Fund will use derivatives and the risks associated with the use of derivatives. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”). Please also confirm whether the Fund will count the use of derivatives towards it 80% investment policy.

Response to Comment 8 — The Trust confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter. Further, if the Fund uses derivatives instruments, then the Trust reserves the right to use derivatives to count towards is 80% investment policy.

Comment 9 — Under “Fund Summary – Principal risks,” the Staff notes that the principal risks appear in alphabetical order. Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See Dalia Blass, Keynote Address—ICI Securities Law Developments Conference, October 25, 2018, available at: https://www.sec.gov/news/speech/speech-blass-102518# and ADI-2019-08—Improving Principal Risks Disclosure.

Response to Comment 9 — The Trust respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Trust further notes that the alphabetical ordering convention of its “Principal risks” is consistent across the John Hancock fund complex. Further, in order to clarify for shareholders that they should not make any assumptions regarding the significance of the risk factors based on their current order, the Trust includes the following disclosure in the introductory paragraph “[t]he fund’s main risks are listed below in alphabetical order, not in order of importance.” For these reasons, and in order to maintain consistency of disclosure complex-wide, the Trust respectfully declines to make any changes in response to this comment.

Comment 10 — The Staff notes that the disclosure under “Fund summary – Principal risks,” and “Fund Details– Principal risks,” include “Foreign securities risk,” which includes disclosure related to depositary receipts. Accordingly, if applicable, please add disclosure relating to depositary receipts to the Fund’s principal investment strategies.

Response to Comment 10 — In response to the Staff’s comment, the Trust will remove the disclosure related to depositary receipts under “Fund summary – Principal risks – Foreign securities risk” and “Fund Details – Principal risks – Foreign securities risk.”

Comment 11 — Under “Fund details – Principal investment strategy,” the disclosure states that “[t]he manager focuses on sector allocation, industry allocation, and security selection in making investment decisions.” Please include an industry focus risk. Further, if applicable, please include disclosure regarding any particular sectors in which the Fund may invest, along with corresponding risk disclosure.

Response to Comment 11 — The Trust respectfully submits that the Sector Risk included in the filing incorporates the relevant risks of investing in a specific industry. Additionally, the Trust has reviewed the disclosure noting that the principal investment strategies discuss investing in the master limited partnerships sector and submits that there is a corresponding risk with respect to that principal investment strategy, however beyond that sector the Trust notes that the Fund does not intend to focus its investments in any particular sector on an ongoing basis. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Comment 12 — Under “Past performance,” please include an explanatory footnote or narrative explanation discussing that performance does not reflect fees charged at the wrap account or retirement plan level.

Response to Comment 12 — The Trust respectfully notes that Form N-1A does not require disclosure related to fees charged to wrap fee participants in the performance section. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 13 — In “Fund details – Who’s who,” please state the month and year that each portfolio manager began managing the Fund.

Response to Comment 13 — Generally, the date that a newly established John Hancock fund (such as the Fund) commences operations is not known at the time that the Fund’s shares are registered with the SEC. Thus, if a portfolio manager is expected to manage the Fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the Fund since inception or the year in which the Fund is expected to commence operations, in order to preserve flexibility in disclosure for new funds. The month in which each portfolio manager commenced management of the Fund will be disclosed in the Fund’s first annual update. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 14 — Pursuant to Item 4(a) of Form N-1A, in the “Principal investment strategies” section of the prospectus, the principal investment strategies of a fund should be summarized with the complete disclosure set forth in the statutory prospectus. Currently the disclosure for Item 4(a) is substantially similar to that of Item 9(b)(1) of Form N-1A.

Response to Comment 14 — The Trust believes what while the disclosure for Item 4(a) is substantially similar to that of Item 9(b)(1), the disclosure is not identical and the disclosure for Item 4(a) is a summary of the fuller version of the disclosure in Item 9(b)(1).

Comment 15 — The Staff notes that the disclosure under “Fund Details – Principal risks – Credit and counterparty risk,” includes the disclosure included below. Accordingly, please reconcile such disclosure with the Fund’s principal investment strategies.

Funds that invest in below-investment-grade securities, also called junk bonds (e.g., fixed-income securities rated Ba or lower by Moody’s Investors Service, Inc. or BB or lower by S&P Global Ratings or Fitch Ratings, as applicable, at the time of investment, or determined by a manager to be of comparable quality to securities so rated) are subject to increased credit risk. The sovereign debt of many foreign governments, including their subdivisions and instrumentalities, falls into this category. Below-investment-grade securities offer the potential for higher investment returns than higher-rated securities, but they carry greater credit risk: their issuers’ continuing ability to meet principal and interest payments is considered speculative, they are more susceptible to real or perceived adverse economic and competitive industry conditions, and they may be less liquid than higher-rated securities.

Response to Comment 25 — The Trust confirms it will remove such disclosure.

Comments to SAI

Comment 16 — Under “Investment Restrictions – Additional Information Regarding Fundamental Restrictions,” the SEC Staff notes that the disclosure includes reference to a diversified fund. Please reconcile that with the principal investment strategies, which state that the Fund is non-diversified.

Response to Comment 16 — The Trust will make the requested change and will clarify that the Fund is non-diversified.

Comments to Part C

Comment 17 — Please confirm that all documents incorporated by reference into the Amendment have been hyperlinked in accordance with the 2015 Fixing America’s Surface Transportation Act (the FAST Act).

Response to Comment 17 — The Trust so confirms.

Comment 18 — Please confirm whether an auditors consent will be provided.

Response to Comment 18 — The Trust confirms that an auditors’ consent will not be provided.

Comment 19 — The Staff notes that Section 2.11(b) of the Declaration of Trust states: “Any suit, action or proceeding brought by or in the right of any Shareholder . . . shall be brought exclusively in the United States District Court for the District of Massachusetts, or to the extent such court does not have jurisdiction then such actions and/or claims shall be brought in the Superior Court of Suffolk County for the Commonwealth of Massachusetts.” Please disclose this provision and the related risks in the Prospectus. For example, please disclose that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of the provision since the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, permit shareholders to bring claims arising from these Acts in both state and Federal courts.

Response to Comment 19 — The Trust respectfully acknowledges the Staff’s comment; however, the Trust believes the current disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 20 — Please disclose the following three provisions in Section 2.11(d) and (g) of the Declaration of Trust in the Prospectus and state that these provisions do not apply to claims arising under federal securities laws: (i) Except to the extent expressly permitted under the federal securities laws, no Shareholder or group of Shareholders shall have the right to bring or maintain any court action, proceeding or claim on behalf of the Trust or any Series or Class of Shares without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim; (ii) The Trustees shall consider the merits of the claim and determine whether commencing or maintaining a suit would be in the best interests of the Trust or the affected Series or Class, as applicable; and (iii) Any diminution in the value of the Shareholder’s shares, or any other claim arising out of or relating to an allegation regarding the actions, inaction, or omissions of or by the Trustees, the Trust’s officers, or the Investment Adviser is a legal claim belonging only to the Trust and not to the Shareholders individually.”

Response to Comment 20 — The Trust respectfully acknowledges the Staff’s comment; however, the Trust believes the current disclosure is appropriate and consistent with the requirements of Form N-1A.

* * * * *

The Trust intends to file an amended Registration Statement that will reflect the above responses to the Staff’s comments electronically on EDGAR. If you have any questions, please call me at (617) 951-9068.

Sincerely,

/s/ Trayne S. Wheeler
Trayne S. Wheeler
Partner
K&L Gates LLP

CC:	Thomas Dee, John Hancock

APPENDIX A

John Hancock Managed Account Shares Bond Completion Portfolio

Fees and expense

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder fees (%) (fees paid directly from your investment)
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.63
Other expenses	8.77	[1]

Total annual fund operating expenses	9.40

Contractual expense reimbursement	-9.40	[2]

Total annual fund operating expenses after expense reimbursements	0.00

1	“Other expenses” have been estimated for the fund’s first year of operations.
2

The advisor has contractually agreed to reimburse 100% of the fund’s operating expenses, including the Management fee, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, (e) borrowing costs and (f) acquired fund fees and expenses paid indirectly. This agreement expires on September 30, 2027, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The fund is an integral part of a separately managed account program, and the fund’s manager, the fund’s subadvisor or their affiliates will be compensated directly or indirectly by separately managed account program sponsors or program participants for managed account advisory services. Participants in a separately managed account program pay a “wrap” fee to the sponsor of the program. Participants pay no additional fees or expenses to purchase shares of the fund.

Expense Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)
1 year	0
3 years	0